October 3, 2024

MP Vijay Kumar
Chief Financial Officer
Sify Technologies Ltd.
TIDEL Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600113 India

       Re: Sify Technologies Ltd.
           Form 20-F for the Fiscal Year Ended March 31, 2024
           Response dated October 1, 2024
           File No. 000-27663
Dear MP Vijay Kumar:

       We have reviewed your October 1, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 24,
2024 letter.

Correspondence dated October 1, 2024
Financial Statements
Note 16A. Fully Paid Compulsorily Convertible Debentures, page 155

1. We note your response to prior comment 4 to our letter dated August 14, 2024 where you provide your analysis to support you conclusion that the puttable compulsory convertible
       debentures (   puttable CCDs   ) qualify for the exception to the
definition of a financial
       liability under paragraph 16A and 16B of IAS 32. Please respond to the following:
           We note that Clause 12.1 of the Debenture Subscription Agreement dated November
           1, 2021 indicates that    the Investor CCDs shall rank senior to all
other classes of
           compulsory convertible preference shares and equity shares currently issued and allotted by the Company or as may be issued and allotted in future
 and that    In case
           of a Insolvency Event, Investor CCDs shall rank senior to all other classes of
 October 3, 2024
Page 2

           compulsory convertible preference shares and equity, in the distribution waterfall of liquidation proceeds. Tell us how this clause does not cause the puttable CCDs to not meet the criteria outlined in 16A(b)(i) and par. AG14C of IAS 32.
             Please point to the provisions in your agreements which provide that the puttable
           CCDs are entitled to a pro rata share of the Company   s net assets
in the event of
           liquidation, as required by paragraph 16A(a) of IAS 32.
             Tell us in more detail how you concluded that the total expected cash flows attributable to the puttable CCDs over their life are based substantially on the profit or loss of SISL over the life of the CCDs, as required by paragraph 16A(e) of IAS 32.
           As part of your response, please address the    default interest
provision in Clause
           15.4.5 of the Debenture Subscription Agreement where the coupon is escalated to such a coupon which would entitle the investor to an increased IRR with respect to all of the Investor CCDs from the date of allotment and subscription of the relevant
           Investor CCD till the receipt of all the moneys due and payable to the Investor in accordance with the terms of the agreement. Additionally, please ensure your response addresses the STL Put Price, which entitles the holder to certain IRR on the
           Investor Aggregated Accreted Amount per the Put Option Agreement.
2.     We note your disclosure on page 155 of the issuances of the different
Series of
       Compulsory Convertible Debentures during the last few years. In this disclosure you indicate that you have valued the share price and fixed the conversion ratio in the year(s)
       subsequent to issuance. Please revise your disclosure to discuss the conversion terms for each of the different Series of Compulsory Convertible Debentures. Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at
202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology